sapa

04010198

04-02-18

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

SUPPL

RECEIVED
FEB 26 2004
WASH. D.C. 181
PROCESSING SECTION

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549
UNITED STATES

**Re: Sapa AB (File No 82-4589) – Rule 12g3-2(b)**

Ladies and Gentlemen,

In connection with the Sapa AB's (the "Company's) exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find

- The Sapa Group year-end report dated 6 February 2004: *Year-end report January – December 2003*
- Press release of 11 February 2004: *Sapa AB – board membership proposals at the annual general meeting 15 april 2004. Message from the Chairman of the Board*
- Press Release of 18 February 2004: *Sapa continues to invest in China*

These materials are being furnished under paragraph (b) (1) (i) of Rule 12g3-2(b) of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +46 8 459 59 00 if you have any further comments or questions regarding the enclosures.

Very truly yours,

Gabriella Ekelund for

Magnus Wittbom
General Counsel

Enclosure

# Press release

6 February 2004

## Year-end report January – December 2003

## Strongly improved profit – earnings per share up 34 per cent

- Earnings per share increased by SEK 2.65 to 10.50 kronor (7.85)
- Profit after tax increased by 34 per cent to MSEK 383 (285)
- Net sales increased by 6 per cent to MSEK 11,803 (11,090)
- Excluding the effects of translation differences, net sales increased by 11 per cent and operating profit by 40 per cent
- Operating margin increased to 5.4 per cent (4.4)
- Improved profitability – return on capital employed 11.5 per cent (9.0)
- The Board proposes raising the dividend to SEK 6.25 (5.50)

| **Sapa in brief** | **Oct-Dec 2003** | Oct-Dec 2002 | **Jan-Dec 2003** | Jan-Dec 2002 |
|---|---|---|---|---|
| Net sales, MSEK | **3,176** | 2,689 | **11,803** | 11,090 |
| Operating profit, MSEK | **169** | 132 | **641** | 483 |
| Operating margin, % | **5.3** | 4.9 | **5.4** | 4.4 |
| Profit before tax, MSEK | **143** | 124 | **559** | 427 |
| Profit after tax, MSEK | **106** | 83 | **383** | 285 |
| Earnings per share, SEK | **2.90** | 2.30 | **10.50** | 7.85 |
| Cash flow after investments, MSEK[1] | **171** | 342 | **475** | 592 |
| Deliveries, tonnes | **86,060** | 69,870 | **326,460** | 285,020 |
| Debt/equity ratio | | | **0.54** | 0.28 |

[1] Excluding company acquisitions/divestments

"We can take pleasure in the fact that 2003 showed continued strong improvement in profit. Earnings per share increased by 34 per cent to SEK 10.50. The Group enjoys a strong financial position. This is despite the acquisition of Remi Claeys Aluminium, our largest acquisition to date," comments Staffan Bohman, President and CEO of Sapa.

"During 2003, Heat Transfer performed favourably and it is highly satisfying that Remi Claeys Aluminium already provided a marked contribution to profits during 2003."

**Dividend and new dividend policy**

The Board proposes a dividend of SEK 6.25 (5.50) per share for the 2003 financial year. This proposal is based on a new dividend policy adopted by the Board of Sapa AB on 6 February 2004.

"The Boards long-term dividend policy is based on the Company's strategy of continued value-generating investments and company acquisitions and on the relevant capital structure, given the risk profile of the investments.

The dividend policy applicable up to now was primarily based on the net profit for the year. Future dividend proposals will pay greater consideration to balance sheet strength and forecasted cash flows, allowing the Company to maintain an optimum capital structure with regard to the aforementioned factors."

*For further information please contact Staffan Bohman, CEO, tel. +46 8-459 59 11, Bo Askvik, CFO, tel. +46 8-459 59 18 or Gabriella Ekelund, Communications Manager, tel. +46-8-459 59 62.*

*This report is also available on Sapa's website: www.sapagroup.com. A slide presentation of this release can be downloaded as a PDF file. Select Financial Information/Quarterly Presentations.*



**Sapa AB**

Postadress **Box 5505, 114 85 Stockholm** Besöksadress **Humlegårdsgatan 17** Org nr **556001-6122**
Telefon **+46-8-459 59 00** Fax **+46-8-459 59 50** Internet **www.sapagroup.com**

## January-December 2003

| Sapa | **Jan-Dec 2003** | Jan-Dec 2002 | Jan-Dec 2001 | Jan-Dec 2000 | Jan-Dec 1999 |
|---|---|---|---|---|---|
| Net sales, MSEK | **11,803** | 11,090 | 11,600 | 10,536 | 8,117 |
| Operating profit, MSEK | **641** | 483 | 373 | 687 | 621 |
| Operating margin, % | **5.4** | 4.4 | 3.2 | 6.5 | 7.6 |
| Profit before tax, MSEK | **559** | 427 | 194 | 538 | 483 |
| Deliveries, tonnes | **326,460** | 285,020 | 277,650 | 288,160 | 234,260 |

(excl. Eurofoil and Autoplastics, divested 2001)

Delivered volumes of aluminium products increased by 15 per cent, of which Remi Claeys accounted for 11 percentage points. Net sales for the Group during the year amounted to MSEK 11,803 (11,090). Remi Claeys, which was consolidated as of 23 June, contributed MSEK 1,250 to net sales. The weakening of the dollar against European currencies has brought with it a 13 per cent lower aluminium metal price. This metal price effect decreases net sales as customers of the Group receive a corresponding lower price. The effect on the operating profit is marginal. Currency effects from translation of foreign subsidiaries to SEK had a negative effect on net sales of 5 per cent.

Operating profit improved by 33 per cent to MSEK 641 (483). Currency effects from translation to SEK had a negative effect of MSEK 37, corresponding to 8 per cent. The operating margin continued to improve and amounted to 5.4 per cent (4.4), the highest since 2000. Profitability also improved and the return on capital employed was almost 12 per cent (9), at the same time the return on shareholders' equity improved to 10 per cent (8). The development for Remi Claeys Aluminium was well in line with expectations and an intensive integration process has brought about considerable improvements, primarily in the profile operations. Remi Claeys Aluminium contributed positively to Sapa's earnings per share.


Earnings per share, SEK
2,80
2,40
2,00
1,60
1,20
0,80
0,40
0,00
Q4-01
Q1-02
Q2-02
Q3-02
Q4-02
Q1-03
Q2-03
Q3-03
Q4-03

Demand for profiles in Europe has been affected by the weak economy. In terms of volumes, the market remains largely unchanged. The general tone grew more positive towards the close of the year, resulting in some improvement with regard to orders. In total, Sapa is judged to have retained its share of the European market. The Polish profile operations had a positive volumes trend with favourable profitability. The Benelux and French markets were among the relatively stronger, particularly in the construction sector. In Portugal, on the other hand, the construction market declined considerably and the market situation has been made more difficult by increasing Spanish export activities. The difficult market situation substantially weakened profits for Sapa Portugal and a program of measures is underway to return profitability to a satisfactory level.



**Sapa AB**
Postadress **Box 5505, 114 85 Stockholm** Besöksadress **Humlegårdsgatan 17** Org nr **556001-6122**
Telefon **+46-8-459 59 00** Fax **+46-8-459 59 50** Internet **www.sapagroup.com**

The North American market also remained unchanged in terms of volumes in 2003. In this static market, Sapa Inc. succeeded in capturing market shares by increasing delivery volumes by almost 7 per cent. The private housing market was strong, affected positively by low interest rates, while the commercial construction sector remained weak. With increasing demand from the transport sector and strong consumer confidence, 2004 looks like possibly being a better year for the profile industry.

Demand for heat-exchanger materials was strong in all markets and Sapa Heat Transfer experienced favourable growth in volumes during the year and a positive trend in profits. Heat Transfer's Chinese operations are benefiting from strong growth in the local vehicle market and volumes rose by 38 per cent. The Chinese market corresponds to approximately 60 per cent of the company's sales. Heat Transfer in China has initiated an investment project, which, when fully implemented, will more than double production capacity.

Net financial items, which were burdened by the acquisition of Remi Claeys, resulted in an expense of MSEK 81 (expense: 56). Profit before tax improved by 31 per cent to 559 MSEK (427). The consolidated tax expense amounted to MSEK 175 (142), corresponding to a tax rate of 31 per cent (33). Earnings per share increased by SEK 2.65 to SEK 10.50 (7.85).

## Fourth quarter 2003

| **Sapa** | **Oct-Dec 2003** | July-Sep 2003 | Apr-June 2003 | Jan-Mar 2003 | **Oct-Dec 2002** |
|---|---|---|---|---|---|
| Net Sales, MSEK | **3,176** | 3,034 | 2,834 | 2,758 | **2,689** |
| Operating profit, MSEK | **169** | 151 | 169 | 151 | **132** |
| Operating margin, % | **5.3** | 5.0 | 6.0 | 5.5 | **4.9** |
| Profit before tax, MSEK | **143** | 125 | 155 | 137 | **124** |
| Deliveries, tonnes | **86,060** | 84,560 | 79,050 | 76,790 | **69,870** |

The Group's net sales during the fourth quarter amounted to MSEK 3,176 (2,689), of which RCA corresponded to slightly less than MSEK 600. Exchange-rate effects from the translation of foreign subsidiaries to SEK had a negative effect on net sales of MSEK 119, or slightly more than 4 per cent. Delivered volumes of aluminium products increased to 86,060 tonnes (69,870), an increase of 23 per cent, with RCA responsible for about 20 percentage points. Profiles in the US also reported a positive trend, increasing delivery volumes by 10 per cent. European profile operations, excluding RCA increased their delivery volumes by 3 per cent.


Deliveries, tonnes
100 000
80 000
60 000
40 000
20 000
0
Q4-00
Q4-01
Q4-02
Q4-03



**Sapa AB**
Postadress **Box 5505, 114 85 Stockholm** Besöksadress **Humlegårdsgatan 17** Org nr **556001-6122**
Telefon **+46-8-459 59 00** Fax **+46-8-459 59 50** Internet **www.sapagroup.com**

Operating profit advanced 28 per cent to MSEK 169 (132), corresponding to an operating margin of 5.3 per cent (4.9). Exchange-rate effects in conjunction with translation to SEK had an adverse impact of MSEK 6, or 5 per cent. Heat Transfer reported a continuing favourable earnings development. Profiles in the US had substantially improved dollar earnings compared with the preceding year. RCA also closed the year in a satisfactory manner and all RCA business units made a positive contribution to earnings. The strengthening of demand noted by Profiles Europe during the fourth quarter did not have any major impact on earnings, as shipments were not conducted until 2004.


Operating profit, MSEK
225
200
175
150
125
100
75
50
25
0
Q4-00
Q4-01
Q4-02
Q4-03

Net financial items for the quarter resulted in an expense of MSEK 26 (expense: 7). The acquisition of RCA has negatively impacted net financial items for the quarter with MSEK 12. Pre-tax profit rose 15 per cent to MSEK 143 (124). Following a tax rate of 27 per cent (32), net profit for the quarter was MSEK 106 (83), corresponding to earnings per share of SEK 2.90 (2.30), up 25 per cent.

## ACQUSITIONS

### Remi Claeys Aluminium

On 23 June, Sapa acquired 62.41 per cent of the shares in the Belgian company Remi Claeys Aluminium. During the third quarter, an additional 35.37 per cent was acquired, with the remaining 2.22 per cent being acquired during the fourth quarter. Sapa paid MEUR 76 for these shares, resulting in a goodwill item of some MEUR 20, to be amortised over a 20-year period. The acquired capital employed in Remi Claeys Aluminium, including goodwill, amounts to MEUR 156 and the acquired net debt totals slightly more than MEUR 80. Remi Claeys Aluminium was consolidated by Sapa as of 23 June and made a positive contribution to Sapa's earnings per share for 2003.

Remi Claeys Aluminium is one of Europe's largest manufacturers of aluminium profiles, aluminium profile-based systems and welded aluminium tubes. Operations are based mainly in Benelux, France and Germany. Group sales in 2002 totalled MEUR 293, with an operating margin of 4.5 per cent. The company has almost 1,100 employees.

### Heat Transfer

During the first quarter, Sapa acquired the remaining minority holding of 4.05 per cent of the shares in Sapa Heat Transfer (Shanghai) Ltd. The purchase payment totalled MSEK 6.3, compared with a book value of MSEK 4.2 for the minority share.


Postadress Box 5505, 114 85 Stockholm Besöksadress Humlegårdsgatan 17 Org nr 556001-6122
Telefon +46-8-459 59 00 Fax +46-8-459 59 50 Internet www.sapagroup.com

## FINANCING, CASH FLOW AND SHAREHOLDERS' EQUITY

The Group's debt/equity ratio at year-end was 0.54 (0.28). The increase in debt is a direct result from the acquisition of Remi Claeys Aluminium, and at its peak, the debt/equity ratio was 0.65. A considerable decline has occurred subsequently. Cash flow for the year after investments (excluding company acquisitions/divestments), which totalled MSEK 475 (591), remained strong but lower than in the preceding year as a result of an increase in working capital. Cash flow for the fourth quarter was MSEK 171 (342), of which a reduction in working capital contributed MSEK 76.

The Group's net debt at the end of the period was MSEK 2,100 (1,088), of which interest-bearing liabilities and provisions were MSEK 2,694 (1,835) and liquid assets were MSEK 594 (747). The acquisition of Remi Claeys Aluminium initially led to an increase in net debt of some MSEK 1,400. After Sapa's acquisition, Remi Claeys Aluminium enjoyed strong cash flow, reducing net debt by about MEUR 10. Net financial items for the year amounted to an expense of MSEK 81 (expense: 56), which were adversely affected by the acquisition of Remi Claeys Aluminium in the amount of approximately MSEK 24. The interest coverage ratio was 5.8.

Shareholders' equity at year-end was MSEK 3,880 (3,879). In addition to net profit for the year of MSEK 383, shareholders' equity was affected by the repurchase of own shares (see below) and the conversion of convertible bonds, reducing shareholders' equity by MSEK 31; as well as by translation differences, which had a negative impact of MSEK 150 on shareholders' equity due to the stronger SEK; and the dividends to shareholders of MSEK 201, corresponding to SEK 5.50 per share (5.0).

## INVESTMENTS

Group investments during the year totalled MSEK 352 (303). Depreciation (excluding goodwill amortisation) was MSEK 420 (385) for the corresponding period. An upgrade of RCA's large press commenced during the year. A logistics project at one of the French companies was finalised. Sapa Profiles expanded its value-added operations through investment in Poland and China. In addition, work commenced on setting up a unit in Lithuania for the manufacturing of components based on aluminium profiles.

## PERSONNEL

The average number of employees during the period was 7,229 (6,526). Of this increase, 110 derives from Pressweld, which was acquired in November 2002. RCA, which has slightly fewer than 1,100 employees, affected the average number of employees by 581. The expanded value-added operation in Poland has resulted in the recruitment of about 100 employees.

## THE SAPA SHARE

The Sapa share rose 10 per cent during 2003. Stockholmsbörsen's (Stockholm Exchange) All-Share index rose 30 per cent in 2003, recovering a great deal of its decline from 2002. Since its stock exchange listing in May 1997, the Sapa share has risen 78 per cent, while the All-Share Index rose 17 per cent during the same period.

Value growth, including reinvested dividends, was 14 per cent during 2003, totalling 115 per cent since the share listing in 1997. The All-Share index, including dividends, has risen 31 per cent since the listing of the Sapa share.



**Sapa AB**

Postadress **Box 5505, 114 85 Stockholm** Besöksadress **Humlegårdsgatan 17** Org nr **556001-6122**
Telefon **+46-8-459 59 00** Fax **+46-8-459 59 50** Internet **www.sapagroup.com**

## OTHER

### Changes in accounting principles governing pension commitments

Effective 2004, Sapa AB applies recommendation RR29, "Employee benefits", of the Swedish Financial Accounting Standards Council, in consolidated accounts. The rules are based on IAS 19. Effective 1 January 2004, the nonrecurring effects of this change will reduce consolidated shareholders' equity by MSEK 60, taking into account the tax effect. The change in accounting principle will have no materiel effect on pension expenses for 2004.

### Repurchase of shares

Within the structure of the repurchase programme, 203,700 shares were bought back during the year. Overall, a total of 706,030 shares had been repurchased by year-end. The average repurchase price was approximately SEK 161. The repurchased shares represent 1.9 per cent of the total number of shares. The number of outstanding shares at the end of the period was 36,476,128.

### Building System

The acquisition of RCA has resulted in a twofold increase in Sapa's operations in aluminium profile-based building systems and thus ranks Sapa among the three largest suppliers in Europe. Geographic coverage has also broadened substantially, since only a few markets overlap. As a result, Building System has gained a strong market position, particularly in Benelux, France and Germany. The addition of Remi Claeys System means that Sapa's building system operations have now reached an extent that a strengthened coordination permits synergy gains, by better utilising the Group's size and joint resources. Consequently, during 2003, it was decided to introduce a new organisation as of 2004, in which Building Systems becomes a separate area of responsibility alongside Profiles and Heat Transfer.

### Outlook

We are likely to see an improvement in industrial conditions in Europe during 2004, although not a particularly strong one. Conditions in the building sector will probably remain fragmented, but are viewed as rather favourable in Eastern Europe, notably in the new EU member countries. Meanwhile, in the US we have already witnessed a considerable improvement in economic conditions, which we believe will continue during 2004. Strong growth in Asia is expected to be sustained. Given this scenario, sales and earnings are expected to improve in 2004.

*Sapa AB (publ)*
*Stockholm, 6 February 2004*

BOARD OF DIRECTORS



**Sapa AB**
Postadress **Box 5505, 114 85 Stockholm** Besöksadress **Humlegårdsgatan 17** Org nr **556001-6122**
Telefon **+46-8-459 59 00** Fax **+46-8-459 59 50** Internet **www.sapagroup.com**

**The report also includes:**
Group Income Statement in summary
Group Balance Sheet in summary
Group key financial figures
Changes in shareholders' equity
Group cash flow
Segment reporting
Accounting principles

**Report dates, 2004**

| | |
|---|---|
| Annual General Meeting | 15 April 2004 |
| Interim report for first quarter | 15 April 2004 |
| Interim report for second quarter | 15 July 2004 |
| Interim report for third quarter | 18 October 2004 |
| Full year report, 2004 | February 2005 |



**Sapa AB**
Postadress **Box 5505, 114 85 Stockholm** Besöksadress **Humlegårdsgatan 17** Org nr **556001-6122**
Telefon **+46-8-459 59 00** Fax **+46-8-459 59 50** Internet **www.sapagroup.com**

## THE SAPA GROUP

| Consolidated income statements, MSEK | Oct-Dec 2003 | Oct-Dec 2002 | Jan-Dec 2003 | Jan-Dec 2002 |
|---|---|---|---|---|
| Net sales | **3,175.6** | 2,689.2 | **11,802.8** | 11,089.7 |
| Cost of goods sold | **-2,480.6** | -2,126.9 | **-9,299.1** | -8,982.4 |
| **Gross profit** | **694.9** | 562.3 | **2,503.7** | 2,107.3 |
| Selling and administrative expenses | **-521.8** | -434.8 | **-1,856.7** | -1,640.5 |
| Other operating revenues/expenses | **-4.1** | 4.3 | **-6.5** | 16.2 |
| **Operating profit** | **169.0** | 131.9 | **640.5** | 483.0 |
| Financial items | **-26.1** | -7.4 | **-81.3** | -56.0 |
| **Profit after financial items** | **143.0** | 124.5 | **559.2** | 427.0 |
| Income tax | **-38.2** | -40.7 | **-174.8** | -141.9 |
| Minority interest in net profit | **0.9** | -0.5 | **-1.0** | 0.0 |
| **Net result** | **105.7** | 83.3 | **383.4** | 285.1 |
| Earnings per share, SEK | **2.90** | 2.30 | **10.50** | 7.85 |
| Earnings per share after dilution, SEK | **2.90** | 2.30 | **10.50** | 7.80 |

| Consolidated Balance sheets MSEK | 31 Dec 2003 | 31 Dec 2002 |
|---|---|---|
| Intangible fixed assets | **1,017.6** | 1,001.2 |
| Tangible fixed assets | **2,942.2** | 2,625.7 |
| Financial fixed assets | **187.2** | 27.1 |
| Inventories | **1,793.6** | 1,423.3 |
| Current receivables | **2,685.5** | 2,222.8 |
| Liquid funds | **594.0** | 747.2 |
| **Total assets** | **9,220.1** | 8,047.3 |
| Shareholders' equity | **3,879.7** | 3,878.7 |
| Interest-bearing liabilities and provisions | **2,694.0** | 1,834.7 |
| Interest-free liabilities and provisions | **2,646.4** | 2,333.8 |
| **Total shareholders' equity and liabilities** | **9,220.1** | 8,047.3 |

| Key figures and other information[1] | Jan-Dec 2003 | Jan-Dec 2002 |
|---|---|---|
| Return on shareholders' equity, % | **10.0** | 7.5 |
| Average number of outstanding shares, '000s | **36,591** | 36,339 |
| Earnings per share, SEK | **10.50** | 7.85 |
| Earnings per share after dilution, SEK | **10.50** | 7.80 |
| Shareholders' equity per share, SEK | **106.40** | 105.80 |
| Return on capital employed, % | **11.5** | 9.0 |
| Operating margin, % | **5.4** | 4.4 |
| Capital turnover rate, Multiple | **2.1** | 2.1 |
| Equity/assets ratio, % | **42** | 48 |
| Debt/equity ratio | **0.54** | 0.28 |
| Net debt, MSEK | **2,100** | 1,088 |
| New and replacement investments, MSEK | **352** | 303 |
| Average number of employees | **7,229** | 6,526 |

[1]Return calculated based on rolling twelve-month values



**Sapa AB**

Postadress **Box 5505, 114 85 Stockholm** Besöksadress **Humlegårdsgatan 17** Org nr **556001-6122**
Telefon **+46-8-459 59 00** Fax **+46-8-459 59 50** Internet **www.sapagroup.com**

| Changes in shareholders' equity, MSEK | Jan-Dec 2003 | Jan-Dec 2002 |
|---|---|---|
| **Opening balance** | **3,878.7** | 3,976.2 |
| Translation differences | **-149.6** | -202.0 |
| Conversion of convertible bonds / redemption of warrants | **2.0** | 73.2 |
| Repurchase of shares | **-33.3** | -71.5 |
| Dividend | **-201.5** | -182.3 |
| Net result | **383.4** | 285.1 |
| **Outgoing balance** | **3,879.7** | 3,878.7 |

| Cash flow, MSEK | Oct-Dec 2003 | Oct-Dec 2002 | Jan-Dec 2003 | Jan-Dec 2002 |
|---|---|---|---|---|
| Operating profit | **169.0** | 131.9 | **640.5** | 483.0 |
| Depreciation | **122.4** | 114.2 | **483.2** | 448.2 |
| Other items not affecting liquidity | **12.2** | -19.8 | **-7.5** | -84.8 |
| Interest received/paid | **-23.4** | -9.5 | **-73.1** | -67.1 |
| Income tax paid | **-28.5** | 21.9 | **-130.7** | -100.9 |
| Change in working capital | **76.2** | 141.4 | **-100.3** | 148.9 |
| **Cash flow from ongoing operations** | **327.9** | 380.2 | **812.1** | 827.3 |
| New and replacement investments | **-161.6** | -71.2 | **-351.8** | -302.9 |
| Company acquisitions/divestments | **-11.5** | 32.5 | **-649.1** | -32.5 |
| Sales of fixed assets and changes in financial fixed assets | **4.7** | 32.8 | **15.0** | 67.1 |
| **Cash flow after investments** | **159.5** | 309.3 | **-173.8** | 559.0 |
| Financing | **-103.1** | 24.4 | **288.8** | -557.2 |
| Share issue/repurchase of shares | **-15.5** | -12.7 | **-31.3** | -70.9 |
| Dividend | **-** | - | **-201.5** | -182.3 |
| **Cash flow** | **40.9** | 321.0 | **-117.8** | -251.4 |

| Segment reporting MSEK | Oct-Dec 2003 | Oct-Dec 2002 | Jan-Dec 2003 | Jan-Dec 2002 |
|---|---|---|---|---|
| **Group Net sales** | **3,176** | 2,689 | **11,803** | 11,090 |
| Of which | | | | |
| Profiles | **2,586** | 2,079 | **9,554** | 8,863 |
| Heat Transfer | **497** | 543 | **1,995** | 1,977 |
| Other and eliminations | **93** | 67 | **254** | 250 |

**Accounting principles**

This interim report has been prepared in accordance with the Swedish Financial Accounting Standards Council's recommendation RR20, Interim reporting. The application of the current recommendations from 2003 has not had any influence on the company's result and position for earlier periods. Sapa accounts for business segments as primary segment and geographical areas as secondary segment according to RR 25, Segment reporting. The business segments Profiles and Heat Transfer are reported combined.



**Sapa AB**

Postadress **Box 5505, 114 85 Stockholm** Besöksadress **Humlegårdsgatan 17** Org nr **556001-6122**
Telefon **+46-8-459 59 00** Fax **+46-8-459 59 50** Internet **www.sapagroup.com**

sapa:

# Press Release

11 February 2004

## Sapa AB – board membership proposals at the annual general meeting 15 april 2004

## Message from the Chairman of the Board

Elkem, representing approximately 73 % of the shares in Sapa AB have announced that they intend to nominate the following members to the Board of Directors of Sapa AB. I have been in contact with AMF and Investment AB Öresund, representing approximately 13 % of the shares in Sapa and they have confirmed that they intend to support the following nominations.

Reelection: Staffan Bohman (President and CEO), Anders Carlberg, Ole Enger, Lennart Evrell, Leif Gustafsson, Baard Haugen and Mats Qviberg.

New election: Karin Aslaksen, member of Elkem's group management as senior vice president Human Resource. Karin Aslaksen is 44 years and has been with Elkem since 1998 when she got her Ph.D. at NTH in Trondheim.

The intention is to elect Ole Enger, President and CEO of Elkem, as new chairman of the Board. I will consequently leave Sapa's Board of Directors. At the same time Elkem's nominations committee has expressed its intention to propose me to be elected into Elkem's Board of Directors, which I have accepted.

Stockholm, February 2004

Per-Olof Eriksson
Chairman of the Board

*For further information please contact Per-Olof Eriksson, telephone +46-70-684 83 70.*

**Sapa is an international industrial group, which develops and markets value-added aluminium profiles, profile-based components and systems, and heat exchanger strip in aluminium. Sapa will in 2003 have a turnover of approximately 12 billion SEK, with 7,600 employees all over Europe and in USA and China. Sapa is one of Europe's leading companies within its field and the customers are found in the transport, building, engineering and telecom industries. Sapa is listed on the O-list of Stockholmsbörsen.**

**Further information about Sapa can be found on our web site www.sapagroup.com**

sapa

# Press Release

18 February 2004

## Sapa continues to invest in China

Sapa invests 130 MSEK to extend the production capacity for the production of heat exchanger strip at the Sapa Heat Transfer Shanghai plant. The investment will more than double the production capacity to over 40,000 tonnes and the investment includes land, property and machinery.

The project is initiated immediately with planning and procurement. The investment also takes into consideration future demands for heat exchanger material. It will also lead to an increase in quality and efficiency.

"We expect a continuing positive growth in China and Asia", says Michael Mononen, Vice President, Heat Transfer. "The investment is a natural step in our continuing focus to support manufacturers of heat exchangers for the automotive industry globally."

The investment is scheduled to be in operation in 2006.

*For further information please contact Michael Mononen, Vice President, Heat Transfer, telephone: +46-122-831 05.*

**Sapa is an international industrial group, which develops and markets value-added aluminium profiles, profile-based components and systems, and heat exchanger strip in aluminium. Sapa will in 2003 have a turnover of approximately 12 billion SEK, with 7,800 employees all over Europe and in USA and China. Sapa is one of Europe's leading companies within its field and the customers are found in the transport, building, engineering and telecom industries. Sapa is listed on the O-list of Stockholmsbörsen.**

**Further information about Sapa can be found on our web site www.sapagroup.com**

**Sapa AB**

Postal Address **Box 5505, 114 85 Stockholm** Office Address **Humlegårdsgatan 17** Org no **556001-6122**
Telephone **+46-8-459 59 00** Fax **+46-8-459 59 50** Internet **www.sapagroup.com**